EXHIBIT 1

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Cemig (Companhia Energética De Minas Gerais), pursuant to the minutes of the Extraordinary General Meetings of Stockholders held on 30 April 2002, hereby advises its stockholders that the fractional amounts arising from the bonus authorized by that meeting have been conjoined and the resulting sale proceeds will be paid on September 30, 2004.

The estimate of the amount in Reais of the fractions arising from the calculation of the bonus has not exceeded the total of R$ 0.05 (five centavos) per stockholder listed in the company’s Nominal Share Register at that time.  The payment will be made by transfer to stockholders’ current accounts.

We remind stockholders of the importance of updating their registration information.  This can be done by visiting any branch of Banco Itaú S.A. (the institution which administers Cemig’s system of registered nominal shares), taking their personal documents with them.

Belo Horizonte, 27 September 2004

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Fax (0XX31)3299-3934 - Tel.: (0XX31)3299-4524